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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of  27 March 2003

BHP Billiton Limited

ABN 49 004 028 077

600 Bourke Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Issued by: BHP Billiton Plc

To: Company Announcements Office
The London Stock Exchange
Old Broad Street
London EC2N 1HP
United Kingdom

Company Announcements Office
The Australian Stock Exchange
4th Floor, 20 Bridge Street
Sydney NSW 2000
Australia

cc: New York Stock Exchange Swiss Stock Exchange New Zealand Stock Exchange Johannesburg Stock Exchange Paris Bourse (Euronext) Deutsche Bank

Date: 27 March 2003

For Release: Immediately

Contact: Ines Watson +44 (0)20 7802 4176

Notification of Major Interests in Shares

The following notification was received on 26 March 2003 by BHP Billiton Plc in a letter from Old Mutual plc dated 26 March 2003 relating to major interests in shares of BHP Billiton Plc as at 21 March 2003:

"Disclosure under s 198 - 212 Companies Act

Please find notification pursuant to Section 198 of the Companies Act 1985, that as at 21st March 2003, Old Mutual Plc and its direct and indirect subsidiaries had a material interest in 120,425,765 ordinary shares of BHP Billiton plc, representing 4.88% of the issued share capital. The shares are registered as per the attached schedule.

Although the disclosure concerns the position as at close of business on Friday 21st March, please note that a net increase in holdings by Old Mutual Asset Managers (South Africa) (Pty) Ltd (on behalf of its clients) of 23,270,300 on 17th March 2003 took Old Mutual Plc's aggregate holdings above 4%."

Registered holdings of BHP Billiton Plc share capital by Old Mutual Companies at 21 March 2003
Total Shares issued	Number of Shares	Company	Registered Holder
2,468,147,002	62,108,585	Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Life Assurance Company (South Africa) Ltd
	0	Old Mutual Asset Managers (South Africa) (Pty) Ltd	Rodina Investments (Pty) Ltd
	0	PeregrineQuant (Pty) Ltd (Not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd
	0	Coronation Fund Managers Ltd (Not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd
	1,151,547	Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (SA) Limited
	25,555,504	Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Asset Managers (South Africa) (Pty) Ltd (Managed Fund Client Assets)
	86,000	Old Mutual Asset Managers (South Africa) (Pty) Ltd	Omnibon No 13 (Pty) Limited
	354,183	Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Life Assurance Company (Namibia) Ltd
	232,849	Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Holdings (Namibia) (Pty) Ltd
	112,125	Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Asset Managers (Namibia) (Pty) Ltd (Managed Fund Client Assets)
	6,089	Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (Namibia) Limited
	3,705,874	Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual Global Asset Fund
	10,409,248	Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South Africa Equity Trust Limited
	871,406	Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South African Trust Plc
	5,373,054	Quantitive Asset Management	Nedbank Nominees Ltd
	82,845	Quantitive Asset Management	Standard Bank Nominees Ltd
	204,707	Syfrets Securities	Syfrets Securities Nominees (Pty) Ltd
	5,235,100	Franklin Templeton/NIB Investments	Nedcor Bank Nominees Ltd and Standard Bank Nominees (Pty) Ltd
	481,879	Nedcor Investment Bank Multi Manager	Standard Bank Nominees (Pty) Limited
	5,101	Nedcor Investment Bank Securities	Marser Nominees (Pty) Limited
	1,091,288	Mutual & Federal Limited	Mutual & Federal Limited
	114,634	Mutual & Federal Namibia Limited	Mutual & Federal Namibia Limited
	411,651	CGU Insurance	CGU Insurance
	212,850	CGU Holdings	CGU Holdings
	106,425	Sentrasure	Sentrasure
	292,199	Quaystone Ltd	ABSA Nominees Ltd
	360,131	Quaystone Ltd	Nedcor Bank Nominees Ltd
	1,860,491	Quaystone Ltd	Standard Bank Nominees (Transvaal) (Pty) Limited

	120,425,765		4.88%

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 27 March 2003